Exhibit 4.28

*	CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. REDACTED PORTIONS OF THIS EXHIBIT ARE MARKED BY AN *.

23 September 2002

The President

Medison Pharma Limited

10 Hasiloach St POB 7090

Petach Tikva

Dear Sir

Amendment Letter

I am writing in accordance with Section 19 of the distribution agreement between Medison Pharma Limited (“Medison”) and KS Biomedix Holdings PLC “(KSB”) (“the Distribution Agreement”) dated 23 July 2002, to give notice of the agreed amendments to the Distribution Agreement following further discussion between the Parties. For ease of reference all paragraph references in this letter relate to those used in the Distribution Agreement. Please can you arrange for the enclosed copy of this letter to be counter signed where appropriate by an authorised representative of Medison and thereafter returned to us for our records.

Amendments to Distribution Agreement

Effective Date

Whilst it is acknowledged by the Parties that the Distribution Agreement states an effective date of 23 July 2002, Medison and KSB jointly accept and agree that the effective date for initiation of the Distribution Agreement be hereafter stated as 18 September 2002, and not 23 July 2002 as stated in the Distribution Agreement.

Investment (Section 3.5)

The existing Section 3.5 concerning Investment in KSB shall be deleted in its entirety and shall be replaced by the following wording:

“In return for the distribution rights the Distributor will purchase KS shares, upon execution of this Agreement at the amount of * (US $*). The effective price will be calculate as the average price of KS shares in the 30 working days preceding the Effective Date plus *%. The parties to the Distribution Agreement hereby acknowledge that the average share price for KSB shares during the 30 working days preceding the Effective Date was £0.1619. On this basis the parties confirm that Medison is required to subscribe for * ordinary shares in KSB at a price of £* per ordinary share in order to fulfil this obligation.”

The President

Medison Pharma Limited

23 September 2002

In the event that you have any queries concerning the formal adjustments to the Distribution Agreement, then I would be grateful if you would notify them to us in writing in accordance with Section 19 of the Distribution Agreement.

Yours faithfully

/s/
Director For and on behalf of KSBiomedix Holdings plc

We hereby confirm our acceptance of amendments to the Distribution Agreement.

/s/
Director For and on behalf of Medison Pharma Limited